UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3001 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 of BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc filed on September 18, 2012, File No. 333-183951, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

5.1	Opinion of Sullivan & Cromwell, United States legal adviser to BHP Billiton Finance (USA) Limited, BHP Billiton Plc and BHP Billiton Limited, as to certain matters of New York law.

5.2	Opinion of Katherine Kloeden, Australian legal adviser to BHP Billiton Finance (USA) Limited, BHP Billiton Plc and BHP Billiton Limited, as to certain matters of Australian law.

5.3	Opinion of Sullivan & Cromwell LLP, English legal adviser to BHP Billiton Finance (USA) Limited, BHP Billiton Plc and BHP Billiton Limited, as to certain matters of English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

	By:	/s/ Nigel Chadwick
Date: September 30, 2013	Name:	Nigel Chadwick
	Title:	Group Treasurer